UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2007

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from to

Commission file number 1-8993

A.             Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOLKSAMERICA HOLDING COMPANY

401(K) SAVINGS AND INVESTMENT PLAN

B.               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITE MOUNTAINS INSURANCE GROUP, LTD.

80 South Main Street

Hanover, New Hampshire 03755

REQUIRED INFORMATION

The following Financial Statements and Schedule for the Plan and a Written Consent of Independent Registered Public Accounting Firm are filed with, and included in, this Report as Exhibits 23 and 99(a) hereto, respectively, as detailed below:

23	Consent of Independent Registered Public Accounting Firm

99(a)	Financial Statements and Schedule for the Plan consisting of:

	1.	Report of Independent Registered Public Accounting Firm;
	2.	Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006;
	3.	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006;
	4.	Notes to Financial Statements;
	5.	Schedule of Assets (Held at End of Year) as of December 31, 2007;

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Folksamerica Holding Company
401(k) Savings and Investment Plan (the “Plan”)

Date: June 26, 2008	By:	/s/ Dwight R. Evans
		Name:	Dwight R. Evans
		Title:	President and CEO
Folksamerica Holding Company Inc.

	and:	/s/ Theresa Kress
		Name:	Theresa Kress
		Title:	Senior Vice President
Folksamerica Holding Company Inc.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23	Consent of Independent Registered Public Accounting Firm

99(a)	Financial Statements and Schedule for the Plan consisting of:

	1.	Report of Independent Registered Public Accounting Firm;
	2.	Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006;
	3.	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006;
	4.	Notes to Financial Statements;
	5.	Schedule of Assets (Held at End of Year) as of December 31, 2007;